UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2019
Commission File Number 333-228667

Sands China Ltd.
(Translation of registrant's name into English)

The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao SAR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

This report contains Sands China Ltd’s (the “Company”) announcement, dated January 18, 2019, that the Board of Directors of the Company has resolved to declare an interim dividend of HK$0.99 per share (the “Interim Dividend”) payable to shareholders of the Company whose names appear on the register of members of the Company on February 4, 2019 (Hong Kong time) and that the register of members of the Company will be closed, for the purpose of determining the identity of shareholders who are entitled to the Interim Dividend on February 4, 2019, on which date no transfer of shares of the Company will be registered.

Exhibits

99.1	Announcement, dated January 18, 2019, entitled "Interim Dividend and Closure of Register of Members".

INDEX TO EXHIBITS

99.1	Announcement, dated January 18, 2019, entitled "Interim Dividend and Closure of Register of Members".

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: January 18, 2019	By:	/s/ Dylan James Williams
Name: Dylan James Williams Senior Vice President of Legal and Company Secretary